No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2017

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On February 8, 2017, Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal third quarter ended December 31, 2016 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Shinji Suzuki
Shinji Suzuki
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: March 3, 2017

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

December 31, 2016

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2016 and December 31, 2016

		Yen (millions)
Assets	Note	March 31, 2016	December 31, 2016
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥1,757,456	¥1,800,011
Trade receivables		826,714	714,973
Receivables from financial services		1,926,014	1,922,220
Other financial assets		103,035	202,798
Inventories		1,313,292	1,386,055
Other current assets		315,115	309,554

Total current assets		6,241,626	6,335,611

Non-current assets:
Investments accounted for using the equity method		593,002	564,571
Receivables from financial services		3,082,054	3,167,587
Other financial assets		335,203	357,891
Equipment on operating leases	6	3,678,111	4,160,460
Property, plant and equipment	7	3,139,564	3,205,523
Intangible assets		824,939	797,314
Deferred tax assets		180,828	124,802
Other non-current assets		153,967	158,058

Total non-current assets		11,987,668	12,536,206

Total assets		¥18,229,294	¥18,871,817

		Yen (millions)
Liabilities and Equity	Note	March 31, 2016	December 31, 2016
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,128,041	¥996,623
Financing liabilities		2,789,620	3,032,889
Accrued expenses		384,614	346,448
Other financial liabilities		89,809	111,378
Income taxes payable		45,872	35,994
Provisions	8	513,232	404,507
Other current liabilities		519,163	479,926

Total current liabilities		5,470,351	5,407,765

Non-current liabilities:
Financing liabilities		3,736,628	3,892,909
Other financial liabilities		47,755	45,595
Retirement benefit liabilities	9	660,279	567,758
Provisions	8	264,978	229,343
Deferred tax liabilities		789,830	901,959
Other non-current liabilities		227,685	245,054

Total non-current liabilities		5,727,155	5,882,618

Total liabilities		11,197,506	11,290,383

Equity:
Common stock		86,067	86,067
Capital surplus		171,118	171,118
Treasury stock		(26,178)	(26,185)
Retained earnings		6,194,311	6,612,800
Other components of equity		336,115	459,935

Equity attributable to owners of the parent		6,761,433	7,303,735
Non-controlling interests		270,355	277,699

Total equity		7,031,788	7,581,434

Total liabilities and equity		¥18,229,294	¥18,871,817

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2015 and 2016

		Yen (millions)
	Note	December 31, 2015	December 31, 2016
		unaudited	unaudited
Sales revenue		¥10,943,262	¥10,235,766

Operating costs and expenses:
Cost of sales		(8,503,957)	(7,937,259)
Selling, general and administrative		(1,410,722)	(1,126,640)
Research and development		(461,376)	(469,258)

Total operating costs and expenses		(10,376,055)	(9,533,157)

Operating profit		567,207	702,609

Share of profit of investments accounted for using the equity method	5	117,611	116,212

Finance income and finance costs:
Interest income		21,312	23,139
Interest expense		(13,538)	(8,784)
Other, net		1,564	(13,183)

Total finance income and finance costs		9,338	1,172

Profit before income taxes		694,156	819,993

Income tax expense	10	(208,818)	(251,911)

Profit for the period		¥485,338	¥568,082

Profit for the period attributable to:
Owners of the parent		437,975	520,610
Non-controlling interests		47,363	47,472

		Yen
		December 31, 2015	December 31, 2016
Earnings per share attributable to owners of the parent
Basic and diluted	13	¥243.01	¥288.86

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2015 and 2016

		Yen (millions)
	Note	December 31, 2015	December 31, 2016
		unaudited	unaudited
Profit for the period		¥485,338	¥568,082

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	9	—	11,561
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(2,303)	18,042
Share of other comprehensive income of investments accounted for using the equity method		(319)	1,643
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(185,534)	135,535
Share of other comprehensive income of investments accounted for using the equity method		(18,452)	(32,088)

Total other comprehensive income, net of tax		(206,608)	134,693

Comprehensive income for the period		¥278,730	¥702,775

Comprehensive income for the period attributable to:
Owners of the parent		247,632	661,259
Non-controlling interests		31,098	41,516

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended December 31, 2015 and 2016

		Yen (millions)
	Note	December 31, 2015	December 31, 2016
		unaudited	unaudited
Sales revenue		¥3,617,223	¥3,501,068

Operating costs and expenses:
Cost of sales		(2,789,606)	(2,736,728)
Selling, general and administrative		(497,167)	(380,356)
Research and development		(167,371)	(176,299)

Total operating costs and expenses		(3,454,144)	(3,293,383)

Operating profit		163,079	207,685

Share of profit of investments accounted for using the equity method		45,097	49,129

Finance income and finance costs:
Interest income		7,218	8,331
Interest expense		(4,406)	(2,593)
Other, net		(10,098)	(1,617)

Total finance income and finance costs		(7,286)	4,121

Profit before income taxes		200,890	260,935

Income tax expense		(61,769)	(74,457)

Profit for the period		¥139,121	¥186,478

Profit for the period attributable to:
Owners of the parent		124,187	168,815
Non-controlling interests		14,934	17,663

		Yen
		December 31, 2015	December 31, 2016
Earnings per share attributable to owners of the parent
Basic and diluted	13	¥68.91	¥93.67

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2015 and 2016

		Yen (millions)
	Note	December 31, 2015	December 31, 2016
		unaudited	unaudited
Profit for the period		¥139,121	¥186,478

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		10,325	17,135
Share of other comprehensive income of investments accounted for using the equity method		1,874	2,442
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		13,508	588,833
Share of other comprehensive income of investments accounted for using the equity method		(10,048)	25,597

Total other comprehensive income, net of tax		15,659	634,007

Comprehensive income for the period		¥154,780	¥820,485

Comprehensive income for the period attributable to:
Owners of the parent		137,541	778,852
Non-controlling interests		17,239	41,633

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the nine months ended December 31, 2015 and 2016

		Yen (millions)
		Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2015 (unaudited)		¥86,067	¥171,118	¥(26,165)	¥6,083,573	¥794,034	¥7,108,627	¥274,194	¥7,382,821

Comprehensive income for the period
Profit for the period					437,975		437,975	47,363	485,338
Other comprehensive income, net of tax						(190,343)	(190,343)	(16,265)	(206,608)

Total comprehensive income for the period					437,975	(190,343)	247,632	31,098	278,730
Reclassification to retained earnings					(253)	253	—		—
Transactions with owners and other
Dividends paid	14				(118,950)		(118,950)	(35,251)	(154,201)
Purchases of treasury stock				(11)			(11)		(11)
Equity transactions and others								(2,815)	(2,815)

Total transactions with owners and other				(11)	(118,950)		(118,961)	(38,066)	(157,027)

Balance as of December 31, 2015 (unaudited)		¥86,067	¥171,118	¥(26,176)	¥6,402,345	¥603,944	¥7,237,298	¥267,226	¥7,504,524

		Yen (millions)
		Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2016 (unaudited)		¥86,067	¥171,118	¥(26,178)	¥6,194,311	¥336,115	¥6,761,433	¥270,355	¥7,031,788

Comprehensive income for the period
Profit for the period					520,610		520,610	47,472	568,082
Other comprehensive income, net of tax						140,649	140,649	(5,956)	134,693

Total comprehensive income for the period					520,610	140,649	661,259	41,516	702,775
Reclassification to retained earnings					16,829	(16,829)	—		—
Transactions with owners and other
Dividends paid	14				(118,950)		(118,950)	(34,172)	(153,122)
Purchases of treasury stock				(7)			(7)		(7)
Equity transactions and others

Total transactions with owners and other				(7)	(118,950)		(118,957)	(34,172)	(153,129)

Balance as of December 31, 2016 (unaudited)		¥86,067	¥171,118	¥(26,185)	¥6,612,800	¥459,935	¥7,303,735	¥277,699	¥7,581,434

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the nine months ended December 31, 2015 and 2016

		Yen (millions)
	Note	December 31, 2015	December 31, 2016
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥694,156	¥819,993
Depreciation, amortization and impairment losses excluding equipment on operating leases		493,836	491,994
Share of profit of investments accounted for using the equity method		(117,611)	(116,212)
Finance income and finance costs, net		(10,947)	(47,547)
Interest income and interest costs from financial services, net		(120,419)	(89,139)
Changes in assets and liabilities
Trade receivables		60,095	108,895
Inventories		51,020	(57,852)
Trade payables		(51,047)	(136,278)
Accrued expenses		(34,993)	(34,530)
Provisions and retirement benefit liabilities		105,749	(224,411)
Receivables from financial services		328,043	45,959
Equipment on operating leases		(424,387)	(358,848)
Other assets and liabilities		(61,480)	2,583
Other, net		1,368	(5,353)
Dividends received		61,433	66,158
Interest received		178,208	161,616
Interest paid		(71,223)	(69,291)
Income taxes paid, net of refunds		(123,146)	(99,461)

Net cash provided by operating activities		958,655	458,276

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(485,311)	(384,071)
Payments for additions to and internally developed intangible assets		(177,354)	(115,128)
Proceeds from sales of property, plant and equipment and intangible assets		19,984	15,585
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		—	(2,835)
Proceeds from sales of investments accounted for using the equity method		—	6,466
Payments for acquisitions of other financial assets		(129,871)	(169,010)
Proceeds from sales and redemptions of other financial assets		91,664	117,439
Other, net		(1,977)	(435)

Net cash used in investing activities		(682,865)	(531,989)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		6,180,654	6,270,259
Repayments of short-term financing liabilities		(6,454,410)	(6,001,894)
Proceeds from long-term financing liabilities		1,413,771	1,247,002
Repayments of long-term financing liabilities		(1,001,637)	(1,240,192)
Dividends paid to owners of the parent		(118,950)	(118,950)
Dividends paid to non-controlling interests		(33,044)	(32,597)
Purchases and sales of treasury stock, net		(11)	(7)
Other, net		(35,168)	(34,497)

Net cash provided by (used in) financing activities		(48,795)	89,124

Effect of exchange rate changes on cash and cash equivalents		(65,272)	27,144

Net change in cash and cash equivalents		161,723	42,555

Cash and cash equivalents at beginning of year		1,471,730	1,757,456

Cash and cash equivalents at end of period		¥1,633,453	¥1,800,011

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

 (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

 (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

 (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2016.

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2016.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

   (a) Segment Information

Segment information as of and for the nine months ended December 31, 2015 and 2016 is as follows:

As of and for the nine months ended December 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,368,176	¥7,950,031	¥1,380,268	¥244,787	¥10,943,262	¥—	¥10,943,262
Intersegment	—	96,151	9,600	13,766	119,517	(119,517)	—

Total	1,368,176	8,046,182	1,389,868	258,553	11,062,779	(119,517)	10,943,262

Segment profit (loss)	¥154,145	¥268,104	¥155,803	¥(10,845)	¥567,207	¥—	¥567,207

Segment assets	¥1,387,628	¥7,520,141	¥9,431,907	¥356,017	¥18,695,693	¥(107,448)	¥18,588,245
Depreciation and amortization	55,122	421,891	460,640	10,157	947,810	—	947,810
Capital expenditures	49,681	581,905	1,474,286	12,284	2,118,156	—	2,118,156

As of and for the nine months ended December 31, 2016
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,262,410	¥7,395,747	¥1,360,378	¥217,231	¥10,235,766	¥—	¥10,235,766
Intersegment	—	114,181	9,751	17,580	141,512	(141,512)	—

Total	1,262,410	7,509,928	1,370,129	234,811	10,377,278	(141,512)	10,235,766

Segment profit (loss)	¥132,582	¥446,198	¥130,709	¥(6,880)	¥702,609	¥—	¥702,609

Segment assets	¥1,388,175	¥7,547,247	¥9,643,394	¥346,414	¥18,925,230	¥(53,413)	¥18,871,817
Depreciation and amortization	54,563	425,096	483,903	10,128	973,690	—	973,690
Capital expenditures	34,651	443,014	1,417,986	7,973	1,903,624	—	1,903,624

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

Segment information for the three months ended December 31, 2015 and 2016 is as follows:

For the three months ended December 31, 2015

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥442,182	¥2,652,491	¥444,590	¥77,960	¥3,617,223	¥—	¥3,617,223
Intersegment	—	32,065	3,232	4,097	39,394	(39,394)	—

Total	442,182	2,684,556	447,822	82,057	3,656,617	(39,394)	3,617,223

Segment profit (loss)	¥49,507	¥69,577	¥51,494	¥(7,499)	¥163,079	¥—	¥163,079

For the three months ended December 31, 2016

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥420,630	¥2,555,102	¥452,503	¥72,833	¥3,501,068	¥—	¥3,501,068
Intersegment	—	41,315	3,282	7,492	52,089	(52,089)	—

Total	420,630	2,596,417	455,785	80,325	3,553,157	(52,089)	3,501,068

Segment profit (loss)	¥41,874	¥129,835	¥42,354	¥(6,378)	¥207,685	¥—	¥207,685

Explanatory notes:

1.	Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.	Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2015 and 2016 amounted to ¥402,463 million and ¥409,969 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(b)	Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the nine months ended December 31, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,463,373	¥6,133,622	¥479,375	¥2,224,302	¥642,590	¥10,943,262	¥—	¥10,943,262
Inter-geographic areas	1,467,982	300,851	66,868	469,948	2,582	2,308,231	(2,308,231)	—

Total	2,931,355	6,434,473	546,243	2,694,250	645,172	13,251,493	(2,308,231)	10,943,262

Operating profit (loss)	¥81,766	¥184,394	¥(3,127)	¥269,807	¥11,414	¥544,254	¥22,953	¥567,207

Assets	¥4,259,603	¥10,690,637	¥642,390	¥2,505,803	¥596,279	¥18,694,712	¥(106,467)	¥18,588,245
Non-current assets other than financial instruments and deferred tax assets	¥2,353,689	¥4,522,481	¥111,624	¥741,779	¥174,739	¥7,904,312	¥—	¥7,904,312

As of and for the nine months ended December 31, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,529,395	¥5,638,046	¥443,951	¥2,092,797	¥531,577	¥10,235,766	¥—	¥10,235,766
Inter-geographic areas	1,507,016	325,940	88,046	416,916	2,114	2,340,032	(2,340,032)	—

Total	3,036,411	5,963,986	531,997	2,509,713	533,691	12,575,798	(2,340,032)	10,235,766

Operating profit (loss)	¥146,449	¥293,154	¥(3,291)	¥263,699	¥26,990	¥727,001	¥(24,392)	¥702,609

Assets	¥4,216,681	¥10,908,222	¥623,919	¥2,591,532	¥668,010	¥19,008,364	¥(136,547)	¥18,871,817
Non-current assets other than financial instruments and deferred tax assets	¥2,428,822	¥4,900,395	¥109,938	¥692,492	¥189,708	¥8,321,355	¥—	¥8,321,355

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended December 31, 2015

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥474,543	¥2,028,572	¥161,236	¥759,658	¥193,214	¥3,617,223	¥—	¥3,617,223
Inter-geographic areas	558,258	118,133	25,257	154,205	772	856,625	(856,625)	—

Total	1,032,801	2,146,705	186,493	913,863	193,986	4,473,848	(856,625)	3,617,223

Operating profit (loss)	¥27,795	¥37,905	¥(5,306)	¥88,234	¥(303)	¥148,325	¥14,754	¥163,079

For the three months ended December 31, 2016

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥551,837	¥1,928,816	¥131,812	¥702,134	¥186,469	¥3,501,068	¥—	¥3,501,068
Inter-geographic areas	601,336	127,122	56,094	145,005	705	930,262	(930,262)	—

Total	1,153,173	2,055,938	187,906	847,139	187,174	4,431,330	(930,262)	3,501,068

Operating profit (loss)	¥80,383	¥83,771	¥(4,642)	¥82,096	¥(762)	¥240,846	¥(33,161)	¥207,685

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Turkey
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2015 and 2016 amounted to ¥402,463 million and ¥409,969 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Impairment loss on investments accounted for using the equity method

For the nine months ended December 31, 2016, the Company recognized impairment losses of ¥12,871 million on certain investments accounted for using the equity method because there is objective evidence of impairment from declines in quoted market values. The impairment losses are included in share of profit of investments accounted for using the equity method in the condensed consolidated statements of income.

(6) Equipment on Operating Leases

The additions to equipment on operating leases for the nine months ended December 31, 2015 and 2016 are ¥1,470,583 million and ¥1,415,209 million, respectively.

The sales or disposals of equipment on operating leases for the nine months ended December 31, 2015 and 2016 are ¥584,009 million and ¥569,195 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(7) Property, Plant and Equipment

The additions to property, plant and equipment for the nine months ended December 31, 2015 and 2016 are ¥488,079 million and ¥394,329 million, respectively.

The sales or disposals of property, plant and equipment for the nine months ended December 31, 2015 and 2016 are ¥38,401 million and ¥24,267 million, respectively.

(8) Provisions

The components of and changes in provisions for the nine months ended December 31, 2016 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of March 31, 2016	¥727,441	¥50,769	¥778,210

Provision	¥156,092	¥16,097	¥172,189
Charge-offs	(258,761)	(14,055)	(272,816)
Reversal	(43,378)	(3,295)	(46,673)
Exchange differences on translating foreign operations	(652)	3,592	2,940

Balance as of December 31, 2016	¥580,742	¥53,108	¥633,850

Current liabilities and non-current liabilities of provisions as of March 31, 2016 and December 31, 2016 are as follows:

	Yen (millions)
	As of March 31, 2016	As of December 31, 2016
Current liabilities	¥513,232	¥404,507
Non-current liabilities	264,978	229,343

Total	¥778,210	¥633,850

Explanatory notes:

*	Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Employee Benefits

In August 2016, the Company and its certain subsidiaries in Japan decided, effective April 1, 2017, to extend mandatory retirement age from 60 years old to 65 years old and introduce a flexible retirement scheme that enables employees to choose retirement age between 60 years old and 65 years old, along with amendments to their defined benefit pension plans to align with the postponement of the retirement age, to fulfill diversifying needs of individual employees. The plan amendments include the revision of the benefit curve, to make the lump-sum benefit payment at the retirement age between 60 years old and 65 years old under the new plan consistent with that at the mandatory retirement age, 60 years old, under the existing plan. In addition, one of the defined benefit pension plans will be replaced by a defined contribution plan.

This plan amendment resulted in a reduction of the defined benefit obligation and recognition of the past service cost through profit or loss. Honda recognized ¥84,024 million of past service cost (credit), of which ¥37,197 million is presented in cost of sales, ¥21,385 million is presented in selling, general and administrative and ¥25,442 million is presented in research and development in the condensed consolidated statements of income for the nine months ended December 31, 2016. The defined benefit obligation and plan asset were remeasured.

(10) Income Taxes

In May 2015, the lawsuit related to transfer pricing involving the Company’s transactions with certain consolidated subsidiaries in Brazil was concluded, and it was ruled that the Company shall receive a tax refund with corresponding interest in Japan. As a result, income tax expense decreased by ¥19,145 million for the nine months ended December 31, 2015.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Fair Value

(a)	Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b)	Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

The subsidiary’s auction rate securities are AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by a valuator.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c)	Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and December 31, 2016 consist of the following:

	Yen (millions)
As of March 31, 2016	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,390	¥—	¥19,390
Interest rate instruments	—	30,632	—	30,632

Total	—	50,022	—	50,022

Debt securities	17,790	33,684	5,521	56,995
Financial assets measured at fair value through other comprehensive income:
Equity securities	142,943	—	10,370	153,313

Total	¥160,733	¥83,706	¥15,891	¥260,330

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,102	¥—	¥19,102
Interest rate instruments	—	13,236	—	13,236

Total	—	32,338	—	32,338

Total	¥—	¥32,338	¥—	¥32,338

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2016.

	Yen (millions)
As of December 31, 2016	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥10,167	¥—	¥10,167
Interest rate instruments	—	28,575	—	28,575

Total	—	38,742	—	38,742

Debt securities	24,222	36,607	5,708	66,537
Financial assets measured at fair value through other comprehensive income:
Equity securities	169,721	—	12,687	182,408

Total	¥193,943	¥75,349	¥18,395	¥287,687

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥41,980	¥—	¥41,980
Interest rate instruments	—	18,760	—	18,760

Total	—	60,740	—	60,740

Total	¥—	¥60,740	¥—	¥60,740

There were no transfers between Level 1 and Level 2 for the nine months ended December 31, 2016.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(d)	Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2016 and December 31, 2016 are as follows:

	Yen (millions)
	As of March 31, 2016		As of December 31, 2016
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,008,068	¥5,007,065	¥5,089,807	¥5,085,901
Debt securities	40,670	40,670	81,653	81,654
Financing liabilities	6,526,248	6,579,620	6,925,798	6,952,327

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

(e)	Assets and Liabilities Measured at Fair Value on a non-recurring basis

For the year ended March 31, 2016, the Company measured certain investments accounted for using the equity method at fair value on a nonrecurring basis due to the recognition of impairment losses. As of March 31, 2016, the carrying amounts of investments accounted for using the equity method measured at fair value on a nonrecurring basis are ¥62,706 million and are measured by using quoted market prices. Fair value measurements for the investments are classified as Level 1. Honda does not have significant assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2016.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(12) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures have been filed against Honda. The plaintiffs have claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages. Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict litigation.

Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses, if any, as of the date of this report because there is uncertainty.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(13) Earnings Per Share

Earnings per share attributable to owners of the parent for the nine months ended December 31, 2015 and 2016 are calculated based on the following information. There were no dilutive potential common shares outstanding for the nine months ended December 31, 2015 and 2016.

	2015	2016
Profit for the period attributable to owners of the parent (millions of yen)	¥437,975	¥520,610
Weighted average number of common shares outstanding, basic (shares)	1,802,285,552	1,802,282,511
Basic earnings per share attributable to owners of the parent (yen)	¥243.01	¥288.86

Earnings per share attributable to owners of the parent for the three months ended December 31, 2015 and 2016 are calculated based on the following information. There were no dilutive potential common shares outstanding for the three months ended December 31, 2015 and 2016.

	2015	2016
Profit for the period attributable to owners of the parent (millions of yen)	¥124,187	¥168,815
Weighted average number of common shares outstanding, basic (shares)	1,802,284,798	1,802,281,901
Basic earnings per share attributable to owners of the parent (yen)	¥68.91	¥93.67

(14) Dividend

(a)	Dividend payout

For the nine months ended December 31, 2015

Resolution	The Ordinary General Meeting of Shareholders on June 17, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2015
Effective date	June 18, 2015

Resolution	The Board of Directors Meeting on July 31, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2015
Effective date	August 25, 2015

Resolution	The Board of Directors Meeting on November 4, 2015
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	September 30, 2015
Effective date	November 30, 2015

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the nine months ended December 31, 2016

Resolution	The Ordinary General Meeting of Shareholders on June 16, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	March 31, 2016
Effective date	June 17, 2016

Resolution	The Board of Directors Meeting on August 2, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	June 30, 2016
Effective date	August 25, 2016

Resolution	The Board of Directors Meeting on October 31, 2016
Type of shares	Common shares
Total amount of dividends (millions of yen)	39,650
Dividend per share (yen)	22.00
Record date	September 30, 2016
Effective date	November 29, 2016

(b)	Dividends payable of which record date was in the nine months ended December 31, 2016, effective after the period

Resolution	The Board of Directors Meeting on February 3, 2017
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	December 31, 2016
Effective date	February 28, 2017

(15) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Takahiro Hachigo, President, Chief Executive Officer and Representative Director and Kohei Takeuchi, Director and Chief Operating Officer for Business Management Operations on February 8, 2017.